245 Summer Street

Fidelity® Investments

Boston, MA 02210

December 5, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Rutland Square Trust II (the trust): File Nos. 333-139427 and 811-21991

Strategic Advisers Conservative U.S. Equity Fund

CIK: 0001364924

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), Fidelity Rutland Square Trust II (the “Trust”) hereby requests the withdrawal of the below post-effective amendments to its registration statement filed under the Securities Act, which were filed on Form N-1A, as they relate solely to its Strategic Advisers Conservative U.S. Equity Fund series (the “Fund”).

The below amendments were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the “SEC”) on the dates shown below and were filed to add the Fund as a new series to the Trust.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
67	April 16, 2018	485APOS	0001379491-18-001371
70	June 25, 2018	485BXT	0001364924-18-000025
72	July 23, 2018	485BXT	0000702149-18-000020
75	August 20, 2018	485BXT	0001364924-18-000039
76	September 17, 2018	485BXT	0000878467-18-000039
80	October 15, 2018	485BXT	0000878467-18-000041
83	November 9, 2018	485BXT	0000880195-18-000225
85	December 4, 2018	485BXT	0000945908-18-000028
86	January 2, 2019	485BXT	0000917286-19-000001
87	January 30, 2019	485BXT	0000035315-19-000028
88	February 27, 2019	485BXT	0000880195-19-000004
89	March 27, 2019	485BXT	0001364924-19-000004
90	April 24, 2019	485BXT	0000880195-19-000020
93	May 22, 2019	485BXT	0001364924-19-000007
94	June 19, 2019	485BXT	0000819118-19-000064
95	July 17, 2019	485BXT	0000880195-19-000058
97	August 14, 2019	485BXT	0000880195-19-000069
99	September 11, 2019	485BXT	0000880195-19-000084
100	October 9, 2019	485BXT	0001379491-19-004434
101	November 6, 2019	485BXT	0001379491-19-004811

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Fund. If and when the Trust decides to offer shares of the Fund, it will file another post-effective amendment to its registration statement.

Very truly yours,

/s/John Hitt

John Hitt

Secretary of the Trust